AMENDMENT TO INVESTMENT

                               ADVISORY AGREEMENT

AMENDMENT dated as of November 1, 2008 to the Investment Advisory Agreement dated January 1, 2002 (the "Agreement") by and between MFS Institutional Trust (the "Trust") on behalf of MFS Institutional International Equity Fund and MFS Institutional Large Cap Value Fund (each, a "Fund"), each a series of the Trust, and Massachusetts Financial Services Company, a Delaware corporation (the "Adviser").

                                   WITNESSETH

WHEREAS, the Trust on behalf of each Fund has entered into the Agreement with the Adviser; and

WHEREAS, the Trust and the Adviser have agreed to amend the Agreement as provided below;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

         Article 3: Compensation of the Adviser: The reference to each Fund in Appendix B of the Agreement is deleted and replaced in its entirety as follows:

         MFS Institutional International Equity Fund
                                  0.75% of the first $1 billion;
                                  0.70% of the next $1.5 billion;
                                  0.65% of the amount in excess of
                                        $2.5 billion

         MFS Institutional Large Cap Value Fund                 0.55%


         Miscellaneous: Except as set forth in this Amendment, the Agreement shall remain in full force and effect, without amendment or modification.

         Limitation of Liability of the Trustees and Shareholders: A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The parties hereto acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the parties hereto acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the parties hereto also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the parties hereto agree not to proceed against any series for the obligations of another series.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be executed and delivered in the names and on their behalf by the undersigned, therewith duly authorized, all as of the day and year first above written.

MFS Institutional Trust
on behalf of MFS Institutional International Equity Fund and
MFS Institutional Large Cap Value Fund


By: SUSAN S. NEWTON
    ---------------------
      Susan S. Newton
      Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By: ROBERT J. MANNING
    ---------------------
      Robert J. Manning
      President